SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  August, 2008

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Quarterly Review - Telecomunicações de São Paulo S.A. - Telesp - Quarter ended June 30, 2008" dated on August 18, 2008.

Quarterly Review

Telecomunicações de São Paulo S.A. -TELESP

Quarter ended June 30, 2008

with Review Report of Independent Auditors

(A free translation of the original issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

QUARTERLY INFORMATION

June 30, 2008

Contents

Review Report of Independent Auditors	1

Audited Financial Statements

Balance Sheets	2
Statements of Income	4
Notes to Quarterly Information	5
Management Comments on Consolidated Performance	45

REVIEW REPORT OF INDEPENDENT AUDITORS

(A free translation of the original report issued in Portuguese)

To the Board of Directors and Shareholders

Telecomunicações de São Paulo S.A. - TELESP

São Paulo – SP

We have reviewed the Quarterly Information (ITR) from Parent Company and Consolidated of Telecomunicações de São Paulo S.A. – TELESP and its subsidiaries for the quarter ended June 30, 2008, which comprised the balance sheet, the statement of income, the report on the Company’s performance and explanatory notes, prepared under Management’s responsibility.

Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Public Accountants - IBRACON, in conjunction with the Federal Accounting Council, mainly comprising: (a) inquiries of and discussions with the officials responsible for the Telecomunicações de São Paulo – TELESP and subsidiaries’ accounting, financial and operational areas, as to the main criteria adopted in preparing the quarterly information; and (b) review of information and subsequent events that had or might have had relevant effects on the Telecomunicações de São Paulo – TELESP financial position and operations.

Based on our review, we are not aware of any material modifications that should be made to the above mentioned Quarterly Information, for it to be in conformity with the standards established by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM), specifically applicable to the preparation of Quarterly Information, including CVM Ruling No. 469/08.

As mentioned in Note 3, on December 28, 2007, Law No. 11,638 was enacted effective from January 1, 2008. This Law amended, revoked and introduced new aspects to Law No. 6,404/76 (Brazil’s Corporation Law), and brought changes to the accounting practices adopted in Brazil. Although this Law has become effective, some changes are subject to specific regulation on the part of competent authorities before they can be fully adopted by the legal entities. Accordingly, during this transition phase, CVM, through the CVM Ruling No. 469/08, allowed legal entities not to fully adopt the provisions of Law No. 11,638 in the preparation of their Quarterly Information (ITR). Thus, the accounting information included in the ITR for the quarter ended June 30, 2008 was prepared in accordance with specific CVM instructions and does not reflect all the changes in accounting practices introduced by Law No. 11,638/07. Information referring to prior periods, presented for purposes of comparison, was adjusted to include the changes in accounting practices introduced in 2008.

São Paulo (SP), July 24, 2008 ERNST & YOUNG Auditores Independentes S.S. CRC-2SP015199/O-6

Luiz Carlos Marques Accountant CRC-1SP147693/O-5

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     BALANCE SHEETS

June 30, 2008 and March 31, 2008

(In thousands of reais – R$)

(A free translation of the original report issued in Portuguese)

		Parent Company		Consolidated

	Note	06/30/08	03/31/08	06/30/08	03/31/08

Assets
Current assets		4,456,796	4,876,541	4,860,213	5,165,033

Cash and cash equivalents	4	390,906	820,930	466,167	897,838
Trade accounts receivable, net	5	2,780,501	2,663,911	2,952,027	2,840,510
Deferred and recoverable taxes	6	918,410	940,419	1,034,832	1,046,163
Inventories	7	102,410	94,076	132,140	125,614
Other	8	264,569	357,205	275,047	254,908

Noncurrent assets		13,340,113	13,380,203	13,285,527	13,458,187

Deferred and recoverable taxes	6	509,846	505,280	525,056	521,480
Escrow deposits	9	587,189	562,205	614,398	564,951
Other		190,332	288,485	142,136	160,278

Investments	10	1,929,489	1,659,732	1,070,909	1,100,972

Property, plant and equipment, net	11	9,194,711	9,386,370	9,962,831	10,084,929

Intangible assets, net	12	728,848	763,075	763,179	802,627

Deferred charges	13	199,698	215,056	207,018	222,950

Total assets		17,796,909	18,256,744	18,145,740	18,623,220

		Parent Company		Consolidated

	Note	06/30/08	03/31/08	06/30/08	03/31/08

Liabilities and shareholders’ equity
Current liabilities		4,286,630	4,773,623	4,608,653	5,114,540

Loans and financing	14	344,762	395,297	375,521	431,108
Debentures	15	13,957	12,342	13,957	12,342
Trade accounts payable		1,577,107	1,505,928	1,761,394	1,709,686
Taxes payable	16	927,570	937,789	996,390	1,012,773
Dividends and interest on shareholders’
equity	18	442,453	993,767	442,453	993,767
Reserve for contingencies	19	164,916	163,329	165,796	164,206
Payroll and related accruals	17	180,417	207,441	193,752	217,911
Derivative obligations	33	139,732	83,600	142,671	80,657
Other	20	495,716	474,130	516,719	492,090

Non-current liabilities		3,112,301	3,109,099	3,139,109	3,134,658

Non-current liabilities		3,112,168	3,109,025	3,134,609	3,128,033

Loans and financing	14	875,747	886,028	875,747	886,028
Debentures	15	1,500,00	1,500,000	1,500,000	1,500,000
Taxes payable	16	38,592	38,535	38,908	38,991
Reserve for contingencies	19	541,334	535,269	543,791	537,617
Reserve for post-retirement benefit plans	31	100,925	98,175	100,925	98,175
Other		55,570	51,018	75,238	67,222

Deferred income		133	74	4,500	6,625

Shareholders’ equity	21	10,397,978	10,374,022	10,397,978	10,374,022

Capital		6,575,198	6,575,198	6,575,198	6,575,198
Capital reserves		2,670,488	2,670,488	2,670,488	2,670,488
Legal reserve		657,311	662,892	657,311	662,892
Retained earnings		494,981	465,444	494,981	465,444

Total liabilities and shareholders’ equity		17,796,909	18,256,744	18,145,740	18,623,220

See accompanying notes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

STATEMENTS OF INCOME

Three-month periods ended June 30, 2008 and June 30, 2007

(In thousands of reais – R$, except earnings per share)

(A free translation of the original report issued in Portuguese)

		Parent Company		Consolidated

	Note	06/30/08	06/30/07	06/30/08	06/30/07

Gross operating revenue	22	10,639,715	10,181,500	11,173,828	10,662,159
Revenue deductions	22	(3,390,394)	(3,140,385)	(3,446,585)	(3,288,172)

Net operating revenue	22	7,249,321	7,041,115	7,727,243	7,373,987
Cost of services provided	23	(3,892,952)	(3,715,377)	(4,190,504)	(3,922,395)

Gross profit		3,356,369	3,325,738	3,536,739	3,451,592
Operating expenses		(1,599,582)	(1,526,092)	(1,753,204)	(1,627,139)

Selling	24	(1,109,173)	(1,116,656)	(1,180.854)	(1.145.292)
General and administrative	25	(368,412)	(471,034)	(432,462)	(509,203)
Equity accounting in subsidiaries	10	4,408	11,863	5,732	(4,351)
Other operating income (expense), net	27	(126,405)	49,735	(145,620)	31,707

Income from operations before financial
income (expense)		1,756,787	1,799,646	1,783,535	1,824,453
Financial income	26	137,755	131,048	145,040	136,719
Financial expense	26	(447,714)	(515,458)	(461,465)	(520,713)

Operating income		1,446,828	1,415,236	1,467,110	1,440,459
Nonoperating income, net	28	(1,037)	113,656	(2,540)	114,086

Income before income tax and social
contribution		1,445,791	1,528,892	1,464,570	1,554,545
Income and social contribution taxes	29	(521,042)	(554,450)	(539,821)	(580,103)
Reversal of interest on shareholders’
equity		200,000	221,000	200,000	221,000
Net income		1,124,749	1,195,442	1,124,749	1,195,442

Outstanding number of shares at the
balance sheet date – in thousands	21	505,841	505,841
Earnings per share - R$		2.22352	2.36328

See accompanying notes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION

June 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

1.	Operations and Background

	a)	Controlling shareholders

Telecomunicações de São Paulo S.A. - Telesp (hereinafter Telesp or Company), is headquarted at Rua Martiniano de Carvalho, 851, in the capital of the State of São Paulo. Telesp belongs to the Telefónica Group, telecommunications industry leader in Spain and present in several European and Latin American countries. The Company is controlled by Telefónica S.A., which as of June 30, 2008, holds total indirect interest of 87.95% of which 85.57% are common shares and 89.13% are preferred shares.

	b)	Operations

The Company’s basic business purpose is the rendering of fixed wire telephone services in the state of São Paulo mainly in the São Paulo township, the biggest city of Brazil, under Fixed Switch Telephone Service Concession Agreement - STFC granted by the National Communications Agency (ANATEL), which is in charge of regulating the telecommunications sector in Brazil. The Company has also authorizations from ANATEL, directly or through its subsidiaries, to provide other telecommunications services, such as data communication to the business market and broadband internet services under the Speedy brand and since the second 2007 half, pay TV services (i) by satellite all over the country (Telefônica TV Digital) and (ii) using MMDS technology in the cities of São Paulo, Rio de Janeiro, Curitiba and Porto Alegre.

The Company is registered with the Brazilian Securities Commission (CVM) as a publicly held company and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the US Securities and Exchange Commission (SEC) and its American Depository Shares (ADSs - level II) are traded on the New York Stock Exchange (NYSE).

	c)	The STFC concession agreement

The Company is a concessionaire of the Fixed Switch Telephone Service (STFC) to render local and domestic long-distance calls originated in Region 3, which comprises the largest part of the State of São Paulo, in Sectors 31, 32 and 34, established in the General Concession Plan (PGO).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

 June 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

1.	Operations and Background (Continued)

	c)	The STFC concession agreement (Continued)

The Concession Agreement’s renewal, dated December 22, 2005, in force since January 1, 2006, awarded as an onerous title, will be valid until December 31, 2025.

However, the agreement can be reviewed on December 31, 2010, 2015 and 2020. Such condition allows ANATEL to set up new requirements and goals for universalization and quality of telecommunication services, according to the conditions in force by that moment.

The Concession Agreement establishes that all assets owned by the Company and which are indispensable to the provision of the services described on such agreement are considered reversible assets and are deemed to be part of the concession assets. These assets will be automatically returned to ANATEL upon expiration of the concession agreement, according to the regulation in force by that moment. On June 30, 2008, the net book value of reversible assets is estimated at R$7,183,807 (R$7,489,645 on March 31, 2008), comprised mainly of switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

Every two years, during the agreement’s new 20-year period, public regime companies will have to pay a renewal fee which will correspond to 2% of its prior- year SFTC revenue, net of taxes and social contributions. The first payment of this biannual fee has occurred on April 30, 2007 by value of R$224,760 based on the 2006 STFC net revenues. The next payment is schedule to April 30, 2009.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

 June 30, 2008

(In thousands of reais, unless otherwise stated)

 (A free translation of the original report issued in Portuguese)

1.	Operations and Background (Continued) d) Subsidiaries

The chart below sets out the list of direct and indirect subsidiaries of the Company as well as the percentage ownership shareholdings:

Subsidiaries	Jun/2008	Mar/2008	Jun/2007

A.Telecom S.A. (2.a)	100%	100%	100%
Telefônica Data S.A. (a)	100%	100%	100%
TS Tecnologia da Informação Ltda.	100%	100%	100%
Telefônica Televisão Participações S.A. (b)	100%	100%	-
Telefônica Sistemas de Televisão S.A. (c)	100%	100%	-
Aliança Atlântica Holding B.V.	50%	50%	50%
Companhia AIX de Participações	50%	50%	50%
Companhia ACT de Participações	50%	50%	50%

(a) Former Telefônica Empresas S.A. (b) Former Navytree Participações S.A. (c) Former Ligthtree Participações S.A.

2.	Corporate Restructuring in 2007 and 2008

	a)	Capital increase in Telefonica Televisão Participações S.A.

On February 29, 2008, the Company increased capital of Telefônica Televisão Participações S.A. Televisão using shares of A.Telecom held by it. With this operation, A.Telecom became a wholly-owned subsidiary of Telefonica Televisão Participações S.A.

	b)	Acquisition of Telefônica Televisão Participações S.A.

On October 31, 2007, ANATEL concluded the regulatory analysis of the association between Abril Group and the Company signed on October 29, 2006, and approved such operation.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

 June 30, 2008

(In thousands of reais, unless otherwise stated)

 (A free translation of the original report issued in Portuguese)

2.	Corporate Restructuring in 2007 and 2008 (Continued) b) Acquisition of Telefônica Televisão Participações S.A. (Continued)

Accordingly, the Company acquired 100% of the capital of Telefonica Televisão Participações S.A., a company that owns interests in companies providing subscription TV services. Telefonica Televisão holds the following ownership interests:

	Shareholders Interest

	ON	PN

Telefônica Sistemas de Televisão S.A.	100.00%	-
Comercial Cabo TV São Paulo S.A.	19.90%	100.00%
Lemontree Participações S.A.	-	100.00%
TVA Sul Paraná S.A.	49.90%	100.00%
GTR-T Participações e Empr.S.A.	-	100.00%

3. Presentation of the Quarterly Information

The individual and consolidated quarterly information as of June 30, 2008 was prepared in accordance with accounting practices adopted in Brazil, with comprise, among others, the rules applicable to concessionaires of public telecommunications services and the accounting standards and procedures established by the Brazilian Securities Commission (CVM), including CVM Ruling No. 469/08. Quarterly information shall be analyzed together with financial statements for the last fiscal year.

Assets and liabilities are classified as “current” when their realization or liquidation will probably occur in the next twelve months. Otherwise, they will be classified as non-current assets and liabilities.

Accounting estimates are considered for the quarterly financial information preparation process. Such estimates are based on objective and subjective factors according to management’s judgment for the appropriate amounts to be recorded in the quarterly financial information.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2008

 (In thousands of reais, unless otherwise stated)

 (A free translation of the original report issued in Portuguese)

3. Presentation of the Quarterly Information (Continued)

Transactions, which involve estimates mentioned above, may result in amounts different those recorded in the quarterly financial information when realized in subsequent periods due to inaccurate results regarding the estimate process. The Company revises its estimates and assumptions periodically.

The consolidated quarterly financial information includes the accounts and transactions of direct and indirect subsidiaries according to the equity holdings described in the note 1.d.

In consolidation, all assets, liabilities, revenues and expenses resulting from intercompany transactions and equity holdings between the Company and your subsidiaries have been eliminated.

3.1	Changes in Brazil’s Corporation Law (6,404/76)

On January 1, 2008, Law No. 11,638 became effective substantially amending the Chapter XV of Law No. 6,404 (Corporation Law), which addresses the Financial Statements.

On May 2, 2008, CVM issued CVM Ruling No. 469 establishing certain definitions for application of the new accounting practices introduced by Law No. 11,638. Among these definitions, it established that the provisions of Law No. 11,638 must be applied to financial statements for 2008, however, application thereof to Quarterly Financial Information (ITR) is optional.

3.2 Changes applied in this Quarterly Financial Information (ITR)

On the terms of CVM Ruling No. 469 and CVM Communication to Market dated 05/12/2008, the changes introduced by Law No. 11638 and applicable to the Company were considered in the Quarterly Financial Information at June 30, 2008 and March 31, 2008:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2008

 (In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

3.	Presentation of the Quarterly Information (Continued)

	3.2	Changes applied in this Quarterly Financial Information (ITR) (Continued)

		a)	Present value of certain noncurrent assets and liabilities

Application of the reduction to present value of noncurrent assets generated effect on the Company’s consolidated results of R$(46) and R$(641) in the periods ended June 30, 2008 and March 31, 2008, respectively. This adjustment was applied to ICMS credits, which may be used within 48 months.

		b)	Treatment of donations and investment grants

The balance existing at December 31, 2007, in the amount of R$9,824, is maintained in capital reserve account in shareholders’ equity, and may be used in the situations provided for by Law No. 6404/76. As from 2008, additions were provisionally recorded in liabilities as deferred income, whose effect at June 30, 2008 was R$133 (R$74 at March 31, 2008).

In addition, the Company applied in this Quarterly Financial Information (ITR) the provisions of CVM Resolution No. 534, which approved CPC Statement 02, which regulates financial statements currency translation. As from 2008, the effects related to exchange variation on shareholders’ equity of foreign subsidiary were recognized directly in the Company’s shareholders’ equity. The amounts recorded in Equity Valuation Adjustments were R$(2,245) and R$3,336 at June 30, 2008 and March 31, 2008, respectively.

Comparative information for the same 2007 period related to item (b) above was adjusted and the recognized effects are mentioned in Notes 26 and 29.

The March 31, 2008 Quarterly Financial Information was adjusted to consider the following effects from CVM Ruling No. 469/08, described in items (a) and (b) above and CVM Resolution No. 534:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2008

 (In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

3.	Presentation of the Quarterly Information (Continued)

	3.2	Changes applied in this Quarterly Financial Information (ITR) (Continued) b) Treatment of donations and investment grants (Continued)

		Shareholders’
Consolidated	Net Income	Equity

March 31, 2008 Quarterly Information - ITR	490,321	10,395,637

- Discount of noncurrent assets to present value	(641)	(32,638)
- Deferred taxes	218	11,097
- Exchange variation on foreign investments	(3,336)	-
- Donations and investment grants	-	(74)

Adjusted March 31, 2008 Quarterly Information – ITR	486,562	10,374,022

3.3	Other changes introduced by Law No. 11,638

The other changes introduced by the Law depend on specific regulation by relevant regulatory agencies for the application thereof. The Company will monitor regulation of these matters during 2008.

We set out below the other changes introduced by the Law, as well as the estimated effects on the Company’s consolidated financial position and results at June 30, 2008, as applicable:

	a)	Introduction of market or fair value concept in the valuation of certain financial assets and liabilities instruments, including derivatives.

The Company presents financial liabilities from loans and financing for which it has derivatives with the objective of reducing exchange and interest rate risk (Note 33). Using as a reference international standard (IAS 39) that addresses the accounting recognition of financial instruments, there would be effectiveness between asset and liability positions, as such, the debt and it respective derivatives should be recognized at fair value at quarterly financial information date. This would have a net effect on the financial position and result of operations for the period ended June 30, 2008 of R$9,222 and R$(9,870), respectively. The effect on the financial position at December 31, 2007 would be of R$19,092.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

3.	Presentation of the Quarterly Information (Continued)

	3.3	Other changes introduced by Law No. 11,638 (Continued)

		b)	Inclusion of Equity Valuation Adjustment in shareholders’ equity to consider records of events not going through P&L for the year while not realized, especially adjustment to market value of financial asset instruments classified as available for sale.

The Company has investments in certain listed companies. At June 30, 2008, this investment portfolio is stated at market value of R$214,032 (Note 33), which would correspond to an equity adjustment of R$80,851. The effect on the financial position at December 31, 2007 would be an adjustment of R$153,355.

		c)	Expansion of the concept of fixed assets, including the possibility of recognition in situations in which there is transfer of risks, rewards and control over the assets;

		d)	Limitation of items that may be recorded in deferred charges;

		e)	Recording of assets and liabilities at market value in takeover, merger and spin-off operations, whenever (i) there is controlling interest transfer, and (ii) the operations are conducted between independent parties;

		f)	Elimination of the possibility of voluntary revaluation of assets and treatment of the revaluation reserve balance at December 31, 2007;

		g)	Change in the concept of affiliated and subsidiary companies under common control;

		h)	Introduction of tax incentive reserve, exclusively for donations and government investment grants.

		i)	Compulsory periodic analysis of recoverability of amounts recorded in fixed, intangible and deferred assets.

		j)	Replacement of the Statement of Changes in Financial Position for the Statement of Cash Flows;

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

3.	Presentation of the Quarterly Information (Continued)

	3.3	Other changes introduced by Law No. 11,638 (Continued)

		k)	Compulsory preparation of the Statement of Value Added;

		l)	Possibility of including tax bookkeeping in commercial bookkeeping segregating commercial and tax statements.

In relation to item i) above, CVM issued CVM Resolution No. 527, which approves CPC Statement 01 and addresses the reduction of assets at recoverable value, applicable as from 2008. The Company will make necessary valuations required by said statement in the course of the last 2008 half.

4.	Cash and Cash Equivalents

	Parent Company		Consolidated

	Jun/2008	Mar/ 2008	Jun/ 2008	Mar/2008

Bank accounts	11,724	429	14,523	735
Short-term investments	379,182	820,501	451,644	897,103

Total	390,906	820,930	466,167	897,838

Short-term investments are indexed under CDI (Certificate for Inter-bank Deposits) rate variation, which are readily liquid and maintained with reputable financial institutions.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

5. Trade Accounts Receivable, Net

	Parent Company		Consolidated

	Jun/2008	Mar/2008	Jun/2008	Mar/2008

Billed amounts	2,335,273	2,249,188	2,445,627	2,342,943
Accrued unbilled amounts	1,156,857	1,180,424	1,288,370	1,323,140

Gross accounts receivable	3,492,130	3,429,612	3,733,997	3,666,083

Allowance for doubtful accounts	(711,629)	(765,701)	(781,970)	(825,573)

Total	2,780,501	2,663,911	2,952,027	2,840,510

Current	1,786,079	1,770,500	2,027,401	2,062,868
Past-due – 1 to 30 days	517,267	493,500	541,283	513,248
Past-due – 31 to 60 days	181,514	169,632	186,150	159,452
Past-due – 61 to 90 days	100,507	86,783	91,600	100,129
Past-due – 91 to 120 days	74,562	75,073	71,482	68,525
Past-due – more than 120 days	832,201	834,124	816,081	761,861

Total	3,492,130	3,429,612	3,733,997	3,666,083

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2008

 (In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

6. Deferred and Recoverable Taxes

		Parent Company		Consolidated

		Jun/2008	Mar/2008	Jun/2008	Mar/2008

Withholding taxes		29,584	18,265	40,118	27,282
Recoverable income tax	and social
contribution		118,093	117,599	123,494	122,207

Deferred taxes		927,493	929,655	974,061	976,090

Tax loss carry-forwards – Income tax		-	-	1,855	3,552
Tax loss carry-forwards – Social
contribution tax		-	-	111	482
Reserve for contingencies		340,299	328,249	340,628	328,568
Post-retirement benefit plans		34,314	33,380	34,314	33,380
Allowance for doubtful accounts		80,429	83,584	95,216	96,010
Allowance for reduction of inventory to
market value		30,104	29,797	30,104	29,797
Merged tax credit (a)		86,550	93,527	86,550	93,527
Income tax on other temporary
differences		261,615	265,529	283,296	287,344
Social contribution tax on other temporary
differences		94,182	95,589	101,987	103,430

ICMS (state VAT) (b)		348,932	375,111	408,837	430,837
Other		4,154	5,069	13,378	11,227

Total		1,428,256	1,445,699	1,559,888	1,567,643

Current		918,410	940,419	1,034,832	1,046,163
Non-current		509,846	505,280	525,056	521,480

(a)	Amount recorded by the Company as a result of the spin-off of Telefonica Data S.A. (former Telefonica Empresas S.A.) in July 2006.

(b)	Refers to credits on the acquisition of property, plant and equipment items, available for offset against VAT obligations in 48 months.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2008

(In thousands of reais, unless otherwise stated)

 (A free translation of the original report issued in Portuguese)

6.	Deferred and Recoverable Taxes (Continued)

Deferred income and social contribution taxes

Considering the existence of taxable income in the last five fiscal years and the expected generation of future taxable profit discounted to present value based on a technical and feasibility business plan, approved by the Board of Directors on December 10, 2007, as provided for CVM Instruction No. 371/2002, the Company estimates the realization of the deferred taxes as follows:

Year	Parent
	Company	Consolidated

2008	352,355	386,915
2009	253,496	263,707
2010	95,186	95,712
2011	53,977	54,359
Thereafter	172,479	173,368

Total	927,493	974,061

The recoverable amounts above are based on projections subject to changes in the future.

Merged tax credit

Generated from the acquisition of investment from Figueira Administração e Participações S.A. in 2001, which held telecommunications network operating assets of Banco Itaú S.A. as well as the investments at Galáxia Administrações e Participações S.A., a company that owns the Multimedia Communication Service (SCM) authorization.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

6.	Deferred and Recoverable Taxes (Continued) Merged tax credit (Continued)

The book entries maintained for Company’s corporate and tax purposes were based on specific goodwill and provision accounts (merged), and the corresponding amortization, provision reversal and, the tax credit realization are as follows:

Parent Company/Consolidated
	Jun/2008	Mar/2008

Balance Sheet

Goodwill, net of accumulated amortization	254,556	275,079
Provision, net of reversals	(168,008)	(181,552)

Net amount – tax credit	86,550	93,527

Income Statement	Jun/2008	Jun/2007

Goodwill amortization in the year	(41,043)	(41,043)
Reversal of provision in the year	27,088	27,088
Tax credit in the year	13,955	13,955

Effect on P&L in the year	-	-

As presents above, goodwill amortization, net of provision reversal and of the corresponding tax credit, do not affect the net income of the period.

For presentation purposes, the net amount of R$86,550 (R$58,641 under non-current assets and R$27,909 under current assets), basically represented by merged tax credit, was classified in the balance sheet as deferred and recoverable taxes. Goodwill amortization and provision reversal are recognized in the accounting records as operating income and expenses, and the related tax credit is recognized as provision for income and social contribution taxes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

7. Inventories

	Parent Company		Consolidated

	Jun/2008	Mar/2008	Jun/2008	Mar/2008

Consumption materials	120,280	112,686	120,513	112,843
Resale items	58,388	58,662	88,401	90,554
Public telephone prepaid cards	12,125	10,149	12,125	10,149
Scraps	157	218	158	218
Allowance for reduction to market value and
obsolescence	(88,540)	(87,639)	(89,057)	(88,150)

Total current	102,410	94,076	132,140	125,614

The allowance for reduction to recoverable value and obsolescence takes into account timely analyses carried out by the Company.

8. Other Assets

	Parent Company		Consolidated

	Jun/2008	Mar/2008	Jun/2008	Mar/2008

Advances to employees	17,501	5,413	22,602	6,406
Advances to suppliers	18,759	18,625	20,599	20,580
Prepaid expenses	99,675	107,268	100,503	108,717
Receivables from Barramar S.A. (a)	-	-	58,535	58,751
Intercompany receivables (Note 30)	126,603	219,006	106,261	97,292
Amounts linked to National Treasury
securities	10,855	10,672	10,855	10,672
Advances for future capital increases (b)	40,010	-	-	-
Other assets	58,038	62,116	81,100	89,225

Total	371,441	423,100	400,455	391,643

Current	264,569	357,205	275,047	254,908
Non-current	106,872	65,895	125,408	136,735

(a)	Refers to receivables from Barramar S.A. recorded by the Companhia AIX de Participações, net of allowance for losses.

(b)	Advances for future capital increases R$10,010 to Telefônica Televisão Participações S.A. and R$30.000 to Telefônica Data S.A.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

 June 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

9. Escrow Deposits

	Parent Company		Consolidated

	Jun/2008	Mar/2008	Jun/2008	Mar/2008

Civil litigation	180,696	165,055	180,733	165,091
Tax litigation	256,553	253,451	283,635	256,086
Labor claims	66,611	77,032	66,684	77,107
Judicial Blocked	83,329	66,667	83,346	66,667

Total non-current	587,189	562,205	614,398	564,951

10. Investments

	Parent Company		Consolidated

	Jun/2008	Mar/2008	Jun/2008	Mar/2008

Investments carried under the equity method	947,830	650,579	-	-

Telefônica Televisão Participações S.A.	678,723	528,390	-	-
Telefônica Data S.A.	153,912	4,617	-	-
Aliança Atlântica Holding B.V.	58,904	60,581	-	-
Companhia AIX de Participações	56,270	56,969	-	-
Companhia ACT de Participações	21	22	-	-

Investments in associates	-	-	33,768	28,966

GTR Participações e Empreendimentos S.A.	-	-	1,758	1,686
Lemontree Participações S.A.	-	-	8,323	6,862
Comercial Cabo TV São Paulo S.A.	-	-	18,331	14,994
TVA Sul Paraná S.A.	-	-	5,356	5,424

Negative and positive goodwill on acquisition
of investments (see table below)	885,355	912,849	889,722	919,400

Investments carried at cost	96,304	96,304	147,419	152,606

Portugal Telecom	75,362	75,362	124,502	129,489
Zon Multimédia	6,704	6,704	8,679	8,879
Other investments, net of provision for losses	14,238	14,238	14,238	14,238

Total	1,929,489	1,659,732	1,070,909	1,100,972

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2008

(In thousands of reais, unless otherwise stated)

 (A free translation of the original report issued in Portuguese)

10. Investments (Continued)

Breakdown of goodwill (negative goodwill) on investment acquisition, net of amortization, is as follows:

Parent Company	Jun/2008	Mar/2008

Companhia AIX de Participações	(4,367)	(6,551)
TS Tecnologia da Informação Ltda.	945	945
Santo Genovese Participações Ltda.	77,883	80,878
Telefônica Televisão Participações S.A.	810,894	837,577

Total	885,355	912,849

The Company’s equity in subsidiaries is as follows:

	Parent Company		Consolidated

	Jun/2008	Jun/2007	Jun/2008	Jun/2007

Aliança Atlântica	3,915	(1,147)	-	(4,351)
A. Telecom (a)	13,096	45,561	15	-
Companhia AIX de Participações	213	(4,489)	-	-
Companhia ACT de Participações	(2)	-	-	-
Telefonica Data S.A.	(19,041)	(28,062)	-	-
Telefônica Televisão Participações S.A.	6,227	-		-
GTR Participações e Empreendimentos S.A	-	-	(289)	-
Lemontree Participações S.A.	-	-	2,193	-
Comercial Cabo TV São Paulo S.A.	-	-	4,986	-
TVA Sul Paraná S.A.	-	-	(1,173)	-

	4,408	11,863	5,732	(4,351)

(a)	This refers to income from January to February of 2008, recorded by A.Telecom, which became a wholly-owned subsidiary of Telefonica Televisão Participações S.A. (Note 2.a).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2008

 (In thousands of reais, unless otherwise stated)

 (A free translation of the original report issued in Portuguese)

11. Property, Plant and Equipment, Net

						Parent Company

					Jun/2008			Mar/2008

			Annual
			depreciation		Accumulated			Accumulated
			rate %	Cost	depreciation	Net book value	Cost	depreciation	Net book value

Property, plant and equipment in service				40,845,196	(32,121,364)	8,723,832	40,714,452	(31,661,476)	9,052,976

			12.50 to
Switching and transmission equipment			20.00	17,238,294	(14,967,644)	2,270,650	17,177,937	(14,747,966)	2,429,971
Transmission	equipment,	overhead,
underground and building cables, teleprinters,
PABX, energy equipment and furniture			10.00	12,408,311	(9,881,039)	2,527,272	12,435,013	(9,795,768)	2,639,245
			20.00 and
Transmission equipment - modems			25.00	1,209,449	(889,663)	319,786	1,128,535	(840,900)	287,635
Underground and undersea cables, poles and
Towers			5.00 to 6.67	413,743	(253,365)	160,378	412,720	(249,474)	163,246
Subscriber, public and booth equipment			12.50	2,117,809	(1,654,028)	463,781	2,105,134	(1,610,623)	494,511
IT equipment			20.00	572,455	(502,026)	70,429	572,139	(494,635)	77,504
Buildings and underground cables			4.00	6,544,124	(3,897,947)	2,646,177	6,536,634	(3,844,855)	2,691,779
Vehicles			20.00	51,069	(35,848)	15,221	59,801	(39,297)	20,504
Land			-	228,117	-	228,117	228,136	-	228,136
			4.00 to
Other			20.00	61,825	(39,804)	22,021	58,403	(37,958)	20,445

Property, plant and equipment in progress			-	470,879	-	470,879	333,394	-	333,394

Total				41,316,075	(32,121,364)	9,194,711	41,047,846	(31,661,476)	9,386,370

Average annual depreciation rates - %				10.21			10.14

Assets fully depreciated				19,457,107			18,967,139

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2008 (In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

11. Property, Plant and Equipment, Net (Continued)

						Consolidated

					Jun/2008			Mar/2008

			Annual
			depreciation		Accumulated	Net book		Accumulated	Net book
			rate%	Cost	depreciation	value	Cost	depreciation	value

Property, plant and equipment				41,988,619	(32,599,655)	9,388,964	41,757,958	(32,108,523)	9,649,435

Switching and transmission equipment			12.50 to 20.00	17,259,972	(14,977,458)	2,282,514	17,199,616	(14,757,287)	2,442,329
Transmission	equipment,	overhead,
underground and building cables,
teleprinters,	PABX,	energy
equipment and furniture			10.00	12,585,155	(9,913,460)	2,671,695	12,593,684	(9,824,282)	2,769,402
Transmission equipment - modems			20.00	1,436,536	(934,141)	502,395	1,297,041	(874,721)	422,320
Underground and undersea cables, poles and
towers			5.00 to 6.67	427,518	(257,002)	170,516	426,496	(253,083)	173,413
Subscriber, public and booth equipment			12.50	2,179,802	(1,688,014)	491,788	2,167,168	(1,642,204)	524,964
IT equipment			20.00	689,591	(550,499)	139,092	688,779	(538,256)	150,523
Buildings and underground cables			4.00	6,546,323	(3,899,658)	2,646,665	6,538,834	(3,846,553)	2,692,281
TV equipment			8.00 to 20.00	442,131	(256,202)	185,929	420,038	(249,833)	170,205
Vehicles			20.00	52,463	(36,891)	15,572	61,185	(40,367)	20,818
Land			-	228,117	-	228,117	228,136	-	228,136
Other			4.00 to 20.00	141,011	(86,330)	54,681	136,981	(81,937)	55,044

Provision for losses				(3,953)	-	(3,953)	(3,323)	-	(3,323)

Property, plant and equipment in progress			-	577,820	-	577,820	438,817	-	438,817

Total				42,562,486	(32,599,655)	9,962,831	42,193,452	(32,108,523)	10,084,929

Average annual depreciation rates - %				10.40			10.33

Assets fully depreciated				19,718,401			19,220,836

12. Intangible Assets Net

						Parent Company

					Jun/2008			Mar/2008

			Annual
			depreciation		Accumulated	Net book		Accumulated	Net book
			rate %	Cost	depreciation	value	Cost	depreciation	value

Trademarks and patents			10.00	1,511	(1,511)	-	1,511	(1,511)	-
Software			20.00	2,140,048	(1,442,484)	697,564	2,100,101	(1,372,085)	728,016
Other			20.00	158,714	(127,430)	31,284	158,711	(123,652)	35,059

Total				2,300,273	(1,571,425)	728,848	2,260,323	(1,497,248)	763,075

Average annual depreciation rates %				20.00			20.00

Assets fully depreciated				800,570			774,868

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2008

(In thousands of reais, unless otherwise stated)

 (A free translation of the original report issued in Portuguese)

12. Intangible Assets Net (Continued)

				Consolidated

			Jun/2008			Mar/2008

	Annual
	depreciation		Accumulated	Net book		Accumulated	Net book
	rate%	Cost	depreciation	value	Cost	depreciation	value

Trademarks and patents	10.00	1,536	(1,511)	25	1,536	(1,511)	25
Software	20.00	2,299,371	(1,573,972)	725,399	2,259,041	(1,498,140)	760,901
Other	20.00	169,569	(131,814)	37,755	169,690	(127,989)	41,701

Total		2,470,476	(1,707,297)	763,179	2,430,267	(1,627,640)	802,627

Average annual depreciation rates %		20.00			20.00

Assets fully depreciated		908,724			812,571

13. Deferred Charges

Deferred charges as of June 30, 2008 and March, 31, 2008 are as follows:

	Parent Company		Consolidated

	Jun/2008	Mar/2008	Jun/2008	Mar/2008

Pre-operating expenses	-	-	3,158	3,403

Cost	-	-	9,491	139,251
Accumulated amortization	-	-	(6,333)	(135,848)

Goodwill on acquisition of the IP network	32,652	34,466	32,652	34,466

Cost	72,561	72,561	72,561	72,561
Accumulated amortization	(39,909)	(38,095)	(39,909)	(38,095)

Spanish and Figueira goodwill (merged from TDBH)	167,046	180,590	167,046	180,590

Cost	301,276	301,276	301,276	301,276
Accumulated amortization	(134,230)	(120,686)	(134,230)	(120,686)

Other	-	-	4,162	4,491

Cost	-	-	12,059	12,059
Accumulated amortization	-	-	(7,897)	(7,568)

	199,698	215,056	207,018	222,950

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

14. Loans and Financing

Parent Company/Consolidated				Balance as of Jun/2008

		Annual			Long-
	Currency	interest rate	Maturity	Current	term	Total

			Up to
Loans and financing - BNDES	URTJLP	9.73%	2015	9,563	801,276	810,839
“Mediocrédito”	US$	1.75%	2014	4,994	23,940	28,934
			Up to
Loans in foreign currency (*)			2009	330,205	50,531	380,736

Total company				344,762	875,747	1,220,509

Working capital loan in foreign			Up to
currency (*)			2009	30,759	-	30,759

Total Consolidated				375,521	875,747	1,251,268

Parent Company/Consolidated				Balance as of Mar/2008

		Annual			Long-
	Currency	interest rate	Maturity	Current	term	Total

			Up to
Loans and financing - BNDES	URTJLP	9.73%	2015	9,349	800,795	810,144
“Mediocrédito”	US$	1.75%	2014	5,349	26,304	31,653
			Up to
Loans in foreign currency (*)			2009	380,599	58,929	439,528

Total company				395,297	886,028	1,281,325

Working capital loan in foreign			Up to
currency (*)	R$		2009	35,811	-	35,811

Total Consolidated				431,108	886,028	1,317,136

The loan obtained from the National Bank for Social and Economic Development (BNDES) includes covenants relating to financial ratios, which have been fully met as of date.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

14.	Loans and Financing (Continued)

(*) Loans in foreign currency are as follows:

					Balance as of
Consolidated	Currency	Interest rate	Principal	Interest	Jun/2008

“Resolução 2770”	JPY	0.50% to 5. 78%	201,412	3,051	204,463
“Resolução 2770”	EUR	5.74%	62,159	1,508	63,667
“Resolução 2770”	JPY	1.00%	27,907	92	27,999
“Resolução 2770”	USD	9.57%	2,700	61	2,761
Untied Loan – JBIC	JPY	Libor + 1.25%	111,542	1,063	112,605

			405,720	5,775	411,495

					Balance as of
Consolidated	Currency	Interest rate	Principal	Interest	Mar/2008

“Resolução 2770”	USD	8.60%	2,961	62	3,023
“Resolução 2770”	JPY	0.50% to 5. 78%	268,511	3,548	272,059
“Resolução 2770”	EUR	5.74%	68,505	667	69,172
“Untied Loan – JBIC	JPY	Libor + 1.25%	130,561	524	131,085

			470,538	4,801	475,339

15.	Debentures

Parent Company / Consolidated

		Annual
		interest rate	Maturity	Jun2008	Mar/2008

	Debentures	CDI + 0.35%	Up to 2010	1,513,957	1,512,342

	Current			13,957	12,342
	Non-current			1,500,000	1,500,000

Debenture conditions were renegotiated on September 1, 2007, final date of the first Remuneration period and open of the second Remuneration period. This period is expected to end on the debentures maturity date, on September 1, 2010. Debentures are subject to interest payable on a quarterly basis.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

16. Taxes Payable

	Parent Company		Consolidated

	Jun/2008	Mar/2008	Jun/2008	Mar/2008

Taxes on income (a)
Income tax	106,619	104,573	108,415	112,309
Social contribution tax	122,076	128,990	122,076	128,990

Indirect taxes
ICMS (state VAT)	617,705	623,098	661,404	672,359
PIS and COFINS (taxes on revenue)	70,079	70,946	83,459	78,824
Legal Liabilities (b)	24,326	23,818	24,326	23,818
Other (c)	25,357	24,899	35,618	35,464

Total	966,162	976,324	1,035,298	1,051,764

Current	927,570	937,789	996,390	1,012,773
Non-current	38,592	38,535	38,908	38,991

(a)	Income and social contribution taxes payable are presented net of payments on an estimate basis (Note 6);

(b)	Legal obligations account records tax liabilities, net of judicial deposits, which are being questioned in court, as prescribed by CVM Resolution No, 489/2005;

(c)	The item “Others” include values of “FUST” payable R$140,203 (R$127,669 as of March 31, 2008), net of judicial deposits of R$121,564 (R$109,864 as of March 31, 2008);

17.	Payroll and Related Charges

		Parent Company		Consolidated

		Jun/2008	Mar/2008	Jun/2008	Mar/2008

	Salaries and fees	21,427	21,088	23,732	22,726
	Payroll charges	88,988	84,728	96,695	91,646
	Accrued benefits	5,744	3,333	6,086	3,478
	Employee profit sharing	50,282	30,328	53,263	32,097
	Organizational Restructuring Program	13,976	67,964	13,976	67,964

	Total	180,417	207,441	193,752	217,911

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2008

 (In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

18. Dividends and Interest on Shareholders’ Equity

	Parent Company/Consolidated

	Jun/2008	Mar/2008

Interest on shareholders’ equity	111,659	273,724

Telefónica Internacional S.A.	-	118,912
SP Telecomunicações Holding Ltda.	-	36,371
Telefônica Data do Brasil Ltda.	-	2,702
Minority	111,659	115,739

Dividends	330,794	720,043

Telefónica Internacional S.A.	-	232,676
SP Telecomunicações Holding Ltda.	-	71,168
Telefônica Data do Brasil Ltda.	-	5,288
Minority	330,794	410,911

Total	442,453	993,767

19. Reserves, Net

The Company, as an entity and also as the successor to the merged companies, and its subsidiaries are involved in labor, tax and civil lawsuits filed with different courts. The Company’s management regularly assesses the risk level of each legal claim in order to adopt the adequate accounting treatment. Based on the opinion of its legal advisors, the Company’s management establishes provisions for the cases whose unfavorable outcome is deemed probable. The table below shows the breakdown of reserves by nature and activities during the second quarter of 2008:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

 June 30, 2008

 (In thousands of reais, unless otherwise stated)

 (A free translation of the original report issued in Portuguese)

19. Reserves, Net (Continued)

		Nature

Consolidated	Labor	Tax	Civil	Total

Balances as of 03/31/2008	472,001	184,759	231,406	888,166

Additions	12,092	3,470	16,051	31,613
Write-offs	(18,680)	(11)	(8,203)	(26,894)
Monetary restatement	23,935	512	5,259	29,706

Balances as of 06/30/2008	489,348	188,730	244,513	922,591

Escrow deposits	(145,896)	(57,918)	(9,190)	(213,004)

Net balances as of 06/30/2008	343,452	130,812	235,323	709,587

Current	52,631	852	112,313	165,796
Non-current	290,821	129,960	123,010	543,791

19.1. Labor contingencies and reserves

The Company has several reserves related to labor claims, amounting to R$489,348, consolidated, to cover cases considered as probable of losses. The amounts involved and respective risk levels are as follows:

			Amount involved

	Risk	Telesp	A,Telecom	Total

Probable		488,661	687	489,348
Possible		1,249	-	1,249

Total		489,910	687	490,597

These contingencies involve several lawsuits, mainly related to wage differences, and equivalence, overtime, employment relationship with employees of outsourced companies and job hazard premium, among others.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2008

 (In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

19.	Reserves, Net (Continued)

19.2 Tax contingencies and reserves

			Amount involved

	Risk	Telesp	AIX	A,Telecom	Total

Probable		186,310	2,420	-	188,730
Possible		2,840,054	-	17,042	2,857,096

Total		3,026,364	2,420	17,042	3,045,826

The Company, based on the assessment of the Company’s legal counsel and management, a reserve for tax contingencies amounting to R$188,730 was recorded on June 30, 2008.

In the Second quarter of 2008, there were no significant changes in tax provisions and contingencies as compared to those disclosed in the latest annual financial statements.

19.3 Civil contingencies and reserves

			Amount involved

			Telefonica
	Risk	Telesp	Televisão	A.Telecom	Total

Probable		244,172	62	279	244,513
Possible		513,496	-	49	513,545

Total		757,668	62	328	758,058

The Company has recorded several provisions for civil suits in the total amount of R$244,513.

As of June 30, 2008, the Company has a provision of R$98,785 for fines relating to Administrative Proceedings filed by ANATEL against Telesp, considered by the legal advisors as a probable risk of loss.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

19.	Reserves, Net (Continued)

	19.3	Civil contingencies and reserves (Continued)

On May 12, 2008, the Company obtained a favorable ruling on the proceedings related to Telephone Communitarian Plan (PCT) in the municipalities of Diadema, São Caetano do Sul, São Bernardo do Campo and Ribeirão Pires, with total value of R$318,555. In view of this fact, the possible risk level of this case has been changed to remote.

20.	Other Liabilities

	Parent Company		Consolidated

	Jun/2008	Mar/2008	Jun/2008	Mar/2008

Consignments on behalf of third parties	146,798	147,797	132,975	135,996
Advances from customers	68,871	59,176	64,412	57,671
Amounts to be refunded to subscribers	62,016	56,200	78,525	64,467
Concession renewal fee	50,995	25,904	50,995	25,904
Accounts payable – sale of shares (a)	113,661	114,017	113,661	114,017
Accounts payable for the acquisition of	-	23,640	-	23,640
Telefonica Televisão Participações S.A. (b)
Deferred revenues	-	-	7,131	7,187
Other	52,427	50,657	89,294	80,357

Total	494,768	477,391	536,993	509,239

Current	453,471	438,952	474,136	450,846
Non-current	41,297	38,439	62,857	58,393

(a)	Amounts resulting from the auction of share fractions after the reverse split process in 2005, and the acquisition of TDBH in 2006.

(b)	As of March 31, 2008, the amount payable to Abril Group for the acquisition of Telefonica Televisão Participações S.A. corresponds to R$300,791, of which R$277,151 is held in financial investments in the Company’s name, These amounts are net, and were settled on April 17, 2008.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2008

 (In thousands of reais, unless otherwise stated)

 (A free translation of the original report issued in Portuguese)

21. Shareholders’ Equity

Capital

As of June 30, 2008, paid-up capital is R$6,575,198. Subscribed and paid-up capital is represented by shares with no par value, held as follows:

Jun/2008

Total Capital in shares
Common shares	168,819,870
Preferred shares	337,417,402

Total	506,237,272

Treasury shares
Common shares	(210,579)
Preferred shares	(185,213)

Total	(395,792)

Outstanding shares
Common shares	168,609,291
Preferred shares	337,232,189

Total	505,841,480

Book value per outstanding share in R$	20,56

Dividends – Net income on December 31, 2007

On March 26, 2008, the General Shareholders’ Meeting approved dividends based on the accumulated earnings and dividends and interest on shareholders’ equity prescribed in 2007, in the amount of R$350,938.

Dividends per share are as follows:
	Types of shares

	Common	Preferred (*)

Amounts in R$ per share	0.6504090	0.7154500

(*) 10% higher than dividends for each common share, as per article 7 of the Company’s by-laws.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2008

(In thousands of reais, unless otherwise stated)

 (A free translation of the original report issued in Portuguese)

21.	Shareholders’ Equity (Continued)

Dividends – Net income on December 31, 2007 (Continued)

These dividends were assigned to holders of common and preferred shares, as presented in the Company’s records by the end of March 26, 2008, and were paid as from June 23, 2008.

Interim dividends and interest on shareholders’ equity – 2008

The Board of Directors meeting held on May 20, 2008, approved distribution of interim dividends of R$485,000, based on profits disclosed in the March 31, 2008 quarterly balance sheet.

Dividends per share are as follows:

		Types of shares

	Common	Preferred (*)

Amounts in R$ per share	0.898872	0.988760

(*) 10% higher than dividends for each common share, as per article 7 of the Company’s bylaws.

On this same meeting also approved distribution of interest on shareholders’ equity in the gross amount of R$200,000, subject to withholding tax at 15%, obtaining a net interest of R$170,000, according to article 9 of Law Nº 9,249/95.

The distribution per share is as follows:

	Tax immune or
	exempt for legal		Legal entity and
Amounts in R$ per	entity		individuals
share	(gross value)	Withholding tax	(net value)

Common shares	0.370669	0.055600	0.315068
Preferred shares (*)	0.407736	0.061160	0.346575

(*) 10% higher than dividends for each common share, as per article 7 of the Company’s bylaws.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2008

 (In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

21.	Shareholders’ Equity (Continued)

Dividends and interest on shareholders’ equity were assigned to holders of common and preferred shares, as presented in the Company’s records by the end of May 20, 2008 and were paid as from June 23, 2008.

As provided for by article 28 of the Company’s By-Laws, interest on shareholders’ equity may be included in minimum compulsory dividends for 2008.

22.	Net Operating Revenue

	Parent Company		Consolidated

	Jun/2008	Jun/2007	Jun/2008	Jun/2007

Monthly subscription charges	2,817,499	2,874,083	2,742,939	2,874,083
Activation fees	66,430	55,766	66,420	55,766
Local service	1,235,618	1,397,904	1,258,620	1,477,155

LDN – Domestic long-distance (i)	1,790,857	1,617,387	1,832,540	1,674,523
LDI – International long-distance (i)	62,719	55,902	72,892	72,733
Interconnection services (i)	2,093,039	1,972,580	2,136,703	2,057,340
Network usage services	228,602	204,824	228,602	204,824
Public telephones (i)	233,459	248,737	233,459	248,737
Data transmission	1,632,192	1,284,972	1,790,742	1,414,640
Network access	188,502	174,391	172,874	157,954
Service of TV	-	-	169,935	-
Other	290,798	294,954	468,102	424,404

Gross operating revenue	10,639,715	10,181,500	11,173,828	10,662,159

Taxes on gross revenue	(3,390,394)	(3,140,385)	(3,446,585)	(3,288,172)

ICMS (State VAT)	(2,338,105)	(2,264,396)	(2,459,378)	(2,356,639)
PIS and COFINS (taxes on revenue)	(381,738)	(371,630)	(434,696)	(404,276)
ISS (Municipal service tax)	(14,167)	(15,074)	(21,277)	(21,041)
IPI (Federal VAT)	(656,384)	(489,285)	(531,234)	(506,216)

Net operating revenue	7,249,321	7,041,115	7,727,243	7,373,987

(i)	For a better presentation of Operating Revenue to the market and regulatory agency, ANATEL, the Company made reclassifications to the amounts as of June 2007. The main reclassifications were made between the items “LDN – Domestic long-distance”, “LDI – International long-distance”, “Interconnection services”, “Public telephones” and “Other”.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2008

 (In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

22.	Net Operating Revenue (Continued)

Tariff adjustments affecting recorded revenue

On July 17, 2007, the National Telecommunications Agency (ANATEL) approved the annual tariff adjustment for the Fixed Switched Telephone Service (STFC):

Basic Local Plan: 2.21%

Basic National Long-Distance Plan: 2.21% on average

Local to mobile calls (VC-1): 3.29%

National Long-Distance to mobile calls (VC-2 and VC-3): 3.29%

23.	Cost of Services Provided

		Parent Company		Consolidated

		Jun/2008	Jun/2007	Jun/2008	Jun/2007

	Depreciation and amortization	(1.118,769)	(1,133,005)	(1,181,421)	(1,159,969)
	Personnel	(108,925)	(96,784)	(128,642)	(121,217)
	Materials	(14,866)	(22,024)	(16,095)	(22,829)
	Network interconnection	(1,852,286)	(1,752,289)	(1,873,652)	(1,777,315)
	Outside services	(596,719)	(541,148)	(698,097)	(612,817)
	Other	(201,387)	(170,127)	(292,597)	(228,248)

	Total	(3,892,952)	(3,715,377)	(4,190,504)	(3,922,395)

24.	Selling Expenses

		Parent Company		Consolidated

		Jun/2008	Jun/2007	Jun/2008	Jun/2007

	Depreciation and amortization	(8,061)	(9,110)	(8,197)	(9,173)
	Personnel	(173,931)	(160,615)	(183,477)	(169,304)
	Materials	(31,851)	(38,479)	(31,973)	(38,583)
	Outside services	(648,771)	(571,692)	(654,695)	(580,771)
	Allowance for doubtful accounts	(237,488)	(324,043)	(265,927)	(335,438)
	Other	(9,071)	(12,717)	(36,585)	(12,023)

	Total	(1,109,173)	(1,116,656)	(1,180,854)	(1,145,292)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

25. General and Administrative Expenses

	Parent Company		Consolidated

	Jun/2008	Jun/2007	Jun/2008	Jun/2007

Depreciation and amortization	(114,781)	(130,830)	(131,879)	(137,974)
Personnel	(81,898)	(128,488)	(85,719)	(145,529)
Materials	(4,593)	(7,056)	(4,753)	(7,781)
Outside services	(150,908)	(188,644)	(178,564)	(199,828)
Other	(16,232)	(16,016)	(31,547)	(18,091)

Total	(368,412)	(471,034)	(432,462)	(509,203)

26. Financial Income (Expenses)

	Parent Company		Consolidated

	Jun/2008	Jun/2007	Jun/2008	Jun/2007

Financial income	137,755	131,048	145,040	136,719

Income from short-term investments	56,058	17,124	60,797	21,338
Interests receivable	16,116	18,932	16,321	20,133
Monetary/exchange variations
Receivable	64,323	92,852	64,369	92,959
Other	1,258	2,140	3,553	2,289

Financial expenses	(447,714)	(515,458)	(461,465)	(520,713)

Interests on Shareholders’ Equity	(200,000)	(221,000)	(200,000)	(221,000)
Interests payable	(193,574)	(149,413)	(197,837)	(152,114)
Losses on derivative transactions	(38,095)	(101,757)	(41,100)	(101,810)
Expenses on financial transactions	(4,889)	(42,195)	(12,030)	(44,419)
Monetary/exchange variations
Payable (a)	(11,156)	(1,093)	(10,498)	(1,370)

Total	(309,959)	(384,410)	(316,425)	(383,994)

(a)	Contains the present value adjustment from 2007, related to the assets for long term in the total amount of R$ (581) – Note 3.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

 June 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

27. Other Operating Income, Net

				Parent Company		Consolidated

				Jun/2008	Jun/2007	Jun/2008	Jun/2007

Income				197,523	273,290	216,701	279,771

Technical and administrative services				25,580	25,275	23,129	23,533
Amortization of negative goodwill –
Company AIX				4,367	4,367	4,367	4,367
Income from supplies				7,898	41,098	10,987	41,098
Dividends				14,515	10,073	18,394	13,208
Fines on telecommunication services				66,413	58,910	74,416	60,999
Recovered expenses				10,077	76,399	10,925	79,836
Reversal	of	provision	for
contingencies				21,937	32,569	23,456	32,655
Rent of shared infrastructure				22,552	21,212	22,552	21,212
Other revenue				24,184	3,387	28,475	2,863

Expenses				(323,928)	(223,555)	(362,321)	(248,064)

Allowance for reduction to market
value of inventories				(2,035)	(3,030)	(2,937)	(3,017)
Amortization of goodwill				(63,179)	(33,079)	(63,179)	(33,079)
Donations and sponsorships				(10,259)	(9,479)	(10,517)	(9,489)
Taxes other than income taxes				(133,189)	(123,612)	(159,861)	(135,679)
Provision for contingencies				(104,766)	(44,803)	(104,960)	(47,347)
Other				(10,500)	(9,552)	(20,867)	(19,453)

Total				(126,405)	49,735	(145,620)	31,707

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

28. Non-operating Income, Net

	Parent Company		Consolidated

	Jun/2008	Jun/2007	Jun/2008	Jun/2007

Income	32,159	168,066	35,490	168,539

Proceeds from sale of property, plant and
equipment and investments (a)	5,623	138,718	8,891	138,757
Other revenue	22,393	25,925	22,393	25,925
Fines	4,143	3,423	4,206	3,857

Expenses	(33,196)	(54,410)	(38,030)	(54,453)

Cost of sale of property, plant and
equipment and investments (a)	(33,195)	(54,374)	(38,029)	(54,417)
Other	(1)	(36)	(1)	(36)

Total	(1,037)	113,656	(2,540)	114,086

(a)	Refers mainly to the sale of the property situated in Barra Funda in the amount of R$134,555, with residual value written down in March 2007 of R$46,044.

29. Income and Social Contribution Taxes

Reconciliation of tax expenses and standard rates

Reconciliation of the reported tax charges and the amounts calculated by applying 34% (income tax of 25% and social contribution tax of 9%) in June 30, 2008 and 2007 are shown in the table below:

	Parent Company		Consolidated

	Jun/2008	Jun/2007	Jun/2008	Jun/2007

Income before taxes	1,445,791	1,528,892	1,464,570	1,554,545

Income tax and Social contribution taxes
Income tax and Social contribution tax expense	(491,569)	(519,823)	(497,954)	(528,545)
Permanent differences
Equity pick-up	1,499	4,034	1,949	(1,480)
Nondeductible expenses, gifts, incentives and
dividends received	(37,190)	(43,935)	(50,034)	(55,352)

Other
Incentives (cultural, food and transportation)	6,218	5,274	6,218	5,274

Total (income tax + social contribution tax)	(521,042)	(554,450)	(539,821)	(580,103)

Net income for June 30, 2007 considers the tax effect on the adjustment to present value of noncurrent assets in the amount of R$197 – Note 3.1.

Deferred tax assets and liabilities are shown in Notes 6 and 16, respectively.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2008

 (In thousands of reais, unless otherwise stated)

 (A free translation of the original report issued in Portuguese)

30. Transactions with Related Parties

The principal balances with related parties are as follows:

	Consolidated

	Jun/2008	Mar/2008

ASSETS
Current assets	356,935	314,485

Trade accounts receivable	250,674	217,193
Intercompany receivables	106,261	97,292

Non-current assets	16,728	23,543

Intercompany receivables	16,728	23,543

Total Assets	373,663	338,028

LIABILITIES
Current liabilities	383,757	822,804

Trade accounts payable	341,174	314,443
Dividends and Interest on shareholders’ equity	-	467,117
Intercompany payables	42,583	41,244

Non-current liabilities	12,381	8,829

Intercompany payables	12,381	8,829

Total Liabilities	396,138	831,633

	Consolidated

	Jun/2008	Jun/2007

STATEMENT OF INCOME
Revenues	168,304	137,684

Telecommunications services	168,304	120,146
Other operating revenue	-	17,538

Costs and expenses	(1,244,136)	(1,128,133)

Cost of services provided	(962,123)	(885,523)
Selling	(197,149)	(178,754)
General and administrative	(84,864)	(63,856)

Trade accounts receivable include receivables for telecommunications services, mainly represented by Vivo S.A. and Atento Brasil S.A. related with long-distance services.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2008

 (In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

30.	Transactions with Related Parties (Continued)

Other intercompany receivables in current and non-current assets comprise credits from Telefónica Internacional S.A., Telefônica Serviços Empresariais do Brasil Ltda, Telecomunicações do Chile S.A., Vivo S.A., Colômbia Telecom among other related parties, corresponding to services rendered, advisory fees, expenses with salaries and other expenses paid by the Company to be refunded by the related companies.

Trade accounts payable include services provided primarily by Atento Brasil S.A., Vivo S.A. and TIWS Brasil S.A.. We also highlight the rendering of administrative services in the accounting, financial, human resources, property, logistics and IT areas payable to Telefônica Serviços Empresariais do Brasil Ltda.

Revenue from telecommunications services comprises mainly billing to Vivo S.A., Terra Networks Brasil S.A. and Atento Brasil S.A.

The cost of services provided refers mainly to expenses on interconnection and traffic services (mobile terminal) provided by Vivo Group S.A., system maintenance services for internet operation provided by Terra Networks Brasil S.A. and call center management services provided by Atento Brasil S.A.

31.	Post-Retirement Benefit Plans

The Company maintains the same post-employment benefit plans disclosed in the latest annual financial statements.

In the first half of 2008, the Company made contributions to the PBS Telesp Plan in the amount of R$15 (R$24 in the same period of 2007) and to “Visão” Telesp plan in the amount of R$9,980 (R$12,302 in the same period of 2007).

A.Telecom individually sponsors two defined contribution plans: “Visão” Assist Benefits Plan, similar to that of Telesp, and Visão A.Telecom Benefits Plan, which cover 53% of its employees. The sponsor’s basic and additional contributions to Visão A.contributions. A.Telecom contributions to such plans amount to R$101 (R$317 in the same period of 2007).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

31.	Post-Retirement Benefit Plans (Continued)

Telefonica Data S.A. (former Telefonica Empresas S.A.) individually sponsors a defined contribution plan similar to that of the Company, the Visão Telefônica Empresas Benefits Plan. The contributions made to this plan in 2008 amount to R$321 (R$408 in the same period of 2007).

The table below shows the actuarial deficit recorded at June 30, 2008 and March 31, 2008 for the following post-employment plans:

Plan	Jun/2008	Mar/2008

CTB	21,827	21,308
PAMA	79,098	76,867

Total parent company and consolidated	100,925	98,175

The other plans sponsored by the Company and its subsidiaries record an actuarial surplus (PBS-A, PBS Telesp, Visão Telesp and Visão Telefônica Empresas) and are not recorded in accounting, with the latest actuarial valuation occurred in December 2007.

32. Insurance (unaudited)

The Company and its subsidiaries’ polices as well as that of the Telefónica Group includes the maintenance of insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment and following Telefónica S.A.’s corporate program guidelines. In this context, Telecomunicações de São Paulo S.A. – Telesp complies with the Brazilian legislation for contracting insurance coverage.

The major insurances contracted by the Company are shown below:

Type	Insurance coverage

Operational risks (with loss of profits)	US$10,788,108 mil
Optional civil responsibility - vehicles	R$1,000
ANATEL guarantee insurance	R$10,463.8

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

33. Financial Instruments

Carrying and market values of financial instruments as of June 30, 2008 and March 31, 2008 are as follows:

		Consolidated

	Jun/2008		Mar/2008

	Book	Market	Book	Market
	value	value	Value	value

Loans, financing and debentures	(2,765,225)	(2,654,132)	(2,829,478)	(2,753,848)
Derivatives	(142,671)	(137,855)	(80,657)	(69,604)
Cash and cash equivalents	466,167	466,167	897,838	897,838

	(2,441,729)	(2,325,820)	(2,012,297)	(1,925,614)

The discounted cash flow method was used to determine the market value of loans, financings, debentures and derivatives (exchange and interest rate swap) considering expected settlement of liabilities or realization of assets at the market rates prevailing at balance sheet date.

The Company has a total direct and indirect interest of 1.16% in Portugal Telecom and 0.52% in Zon Multimédia valued by the cost method. The investment at market value is based on the last quotation of June 2008 from the Lisbon Stock Exchange for Portugal Telecom and Zon Multimédia equivalent to €7.21 (€7.36 in March 2008) and €5.28(€7.29 in March 2008) respectively:

		Consolidated

	Jun/2008		Mar/2008

	Book	Fair	Book	Fair
	Value	Value	Value	Value

Portugal Telecom	124,502	192,612	129,489	216,504
Zon Multimédia	8,679	21,420	8,879	32,575

	133,181	214,032	138,368	249,079

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2008

 (In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

33.	Financial Instruments (Continued)

The principal market risk factors that affect the Company’s business are detailed below:

	a)	Exchange rate risk

As of June 30, 2008, 15.93% (17.92% on March 31, 2008) of the debt was denominated in foreign currency (U.S. dollar and yen); 99.33% (99.30% on March 31, 2008) of this debt was covered by asset positions on currency hedge transactions (swaps for CDI). At June 30, 2008, derivative operations generated consolidated net negative result of R$41,187. By the fact of being foreign currency hedge transactions, part of the consolidated net negative result of R$41,187 was offset by the income of exchange variation debts, in the amount of R$21,238. At June 30, 2008, liability of R$142,671 was recorded to recognize net derivatives position at that date.

The book and market values of the Company’s exposure to the exchange rate risk as of June 30, 2008 and March 31, 2008 are as follows:

		Consolidated

	Jun/2008		Mar/2008

	Book	Market	Book	Market
	value	value	value	value

Liabilities
Loans and financing	440,429	436,023	506,992	502,469
Purchase commitments	16,034	16,034	14,052	14,052

Asset position on swaps	437,473	436,030	503,439	502,475

Net exposure	(18,990)	(16,027)	(17, 605)	(14,046)

b)	Interest rate risk

To prevent against the exchange risk and variable interest rates on these foreign currency debts (Libor), the Company has hedge transactions in order to peg these debts to local currency, at floating rates indexed to the CDI (Inter-bank Deposit Certificate), in a way that the Company’s financial result is affected by the CDI variation. The balance of loans and financing also includes debentures issued in 2004 with interest based on the variation of the CDI of R$1,513,957 (R$1,512,342 as of March 31, 2008), as described in Note 15.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

33.	Financial Instruments (Continued)

	b)	Interest rate risk (Continued)

The Company invests its excess cash with a view to reducing its exposure to local interest rate fluctuations (CDI) in the total amount of R$451,644 (R$897,103 as of March 31, 2008), mainly in short-term instruments, based on the CDI variation, which also reduces such risk. The book values of these instruments approximate market values, since they may be redeemed in the short term.

As of June 30, 2008, the Company had swap transactions – CDI at fixed rate, to partially hedge against fluctuations in internal interest rates. Hedge operations amounts contracted total R$50,000 generated a net consolidated positive result of R$102.8 on the first half of 2008 and this temporary earnings is recorded in income. The Company also contracted swap transactions - CDI + 0.35% of CDI percentage swap with identical flows of those of debentures (Note 15) issued by the Company, which generated net negative result of R$16.2.

	c)	Debt acceleration risk

As of June 30, 2008, the Company’s loan and financing agreements contain restrictive clauses (covenants), typically applicable to such agreements, relating to cash generation, debt ratios and other restrictions. The Company has fully complied with these restrictive clauses, and such covenants do not restrict its ability to conduct its ordinary course of business.

	d)	Credit risk

As of June 30, 2008, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services.

The Company is also subject to credit risk related to temporary cash investments and receivables from swap transactions. The Company reduces this exposure by dispersing it among reputable financial institutions.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION (Continued)

June 30, 2008

 (In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

34. Subsequent Event

On July 2 and 3, 2008, technical problems that affected the Company’s data transmission network generated instabilities and partial or repeated interruptions in services rendered to certain public agencies as well as private companies. Services were fully resumed in the São Paulo State at the end of July 3, 2008.

The Company will provide compensation to all Speedy service subscribers through a discount related to the 36 hours in which the service presented problems, on the terms of applicable regulations. In addition, it will grant a credit equivalent to 84 hours as compensation. As such, Speedy service account will consider a reduction equivalent to 5 days or 120 hours, whose effect on operating revenue for July/08 is estimated at R$24 million. Conversations with customers and government agencies have already started to define applicable compensation, according to ruling contractual and commercial provisions.

The Company made due communications to insurance companies, whose contracts are established according to the Concession Agreement as well as good market practices.

The above effect has not generated any impact on the June 30, 2008 Quarterly Financial Information (ITR).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)

June 30, 2008

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

			Variation

	Jun/08	Jun/07%		R$

Gross Operating Revenue	11,173.8	10,662.2	4.8	511.7
Net Operating Revenue	7,727.2	7,374.0	4.8	353.2
Cost of Services Provided	(4,190.5)	(3,922.4)	(6.8)	(268.1)
Financial Income/Expenses, Net	(316.4)	(384.0)	17.6	67.6
Operating Revenue /Expenses	(1,753.2)	(1,627.1)	(7.8)	(126.1)
Operating Income	1,467.1	1,440.5	(1.8)	(26.6)
Net Income for the Period	1,124.7	1,195.4	(5.9)	(70.7)

1.

Accumulated net operating revenues to June 2008 was R$7,727.2 million, an increase of R$353.2 million or 4.8% over the R$7,374.0 million reported in the same prior year period. This increase was mainly due to the expansion of Speedy services, to the increase in revenues from national long-distance services, to the pay-TV services, in addition to the performance of other revenues, including IT workstation services and digital network services. These effects were partly offset by the decrease in revenues from local services, public telephone services and subscription fees, the latter resulting from the decrease in the average plant in service and from the increase in alternative fixed-telephony plans with lower subscription fees.

2.

The cost of services provided increased by R$268.1 or 6.8%, mainly as a result of interconnection expenses, of increased mobile traffic using the “15” code (Carrier Selection Code), of customer services, advertising and TV content, in addition to the rental of last mile traffic from other carriers, of infrastructure (ruracel and EILD) and of poles and pipes. These effects were partly offset by the decrease in expenses on supplies, as a result of the decrease in telephone card expenses after the change in the inductive cards mix, with increased sales of 40-unit inductive cards over 20-unit cards, as well as the decrease in fuel costs, in the corporate restructuring program (PRO) costs, detecta devices and vehicle and property maintenance.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)

June 30, 2008

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

3.

The negative financial result improved by R$67.5 million, or 17.6%, mainly justified by the elimination of CPMF expenses after its extinguishment in January 2008, and by the decrease in losses on derivative transactions. These effects were partly offset by the payment of interest amounts to BNDES and the decrease in foreign exchange variation expenses driven by lower exchange rates.

A. Net Financial Result			Variation

Year on Year	Jun/08	Jun/07%		R$

Income/(loss)from financial
transactions	54.5	21.5	152.6	32.9
Income/(loss) from hedge operations	(41.1)	(101.8)	59.6	60.7
CPMF	(0.6)	(42.2)	98.4	41.6
IOF	(1.5)	-	(100.0)	(1.5)
Interest receivable	16.3	20.1	(18.9)	(3.8)
Interest payable	(197.8)	(152.1)	(30.9)	(45.7)
Monetary/foreign exchange variations	53.8	91.6	41.2	(37.8)
Interest on shareholders’ equity	(200.0)	(221.0)	(9.5)	21.0

Net financial result	(316.4)	(383.9)	17.6	67.5

4. Operating income decreased 1.8% as compared to the same prior year period. This is partly due to the increase in operating expenses, especially those relating to fixed-mobile interconnection services carried out with other carriers, rental of infrastructure, last mile from other carriers, telesales, customer service and retention, maintenance of terminals and boards and co-billing; offset by the increase in revenues, mainly from packet data switching services and from Speedy and TV services.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)

June 30, 2008

 (In millions of reais, unless otherwise stated)

 (A free translation of the original issued in Portuguese)

5.	Physical data (*)

Changes in the major physical data:

	Unit	Jun/08	Jun/07	Variation %

Installed lines	Line	14,584,614	14,478,254	0.7
Fixed lines in operation	Line	11,893,468	12,036,987	(1.2)
Local traffic
	Thousand
Recorded pulses	minutes	26,357,173	25,735,339	2.4
	Thousand
Exceeding pulses	minutes	14,652,538	15,263,605	(4.0)

Public telephones in operation	Machines	250,297	250,395	(0.0)
ADSL – Speedy in operation	Capacity	2,295,308	1,811,432	26.7
Digital TV (DTH, DTHi and
MMDS)	Users	346,894	-	100

(*) Not reviewed by independent auditors.

6.	Investments

The Company confirms its long-term commitment to the Telefonica Group in Brazil aimed not only at maintaining and expanding the traditional services to the society in general but also at offering new services and better serving its customers.

By June 30, 2008, the Company had invested the consolidated amount of R$945.9 million.

	6.1	Sale of telephone lines (*)

June 2008 closed with a total 11,893,468 lines in operation, 74% of which refers to residential customers, 14% to non-residential customers and 7% to corporate customers; the remaining refers to own lines and Public Phones.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)

 June 30, 2008

 (In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

6.	Investments (Continued)

	6.2	Public use telephony (*)

The Company has a Public Use Telephone plant with 250,297 units, to meet the demands of the São Paulo state population and the requirements of the regulatory agency.

	6.3	Internet

In February 2008, the Company pioneered in launching optic fiber internet access (Fiber to the Home – FTTH) to the residential segment in the Jardins neighborhood in São Paulo. In addition to internet connection at 8, 16 and 30 Mb, the Company now also offers packages including Wi-Fi network, Digital TV and 2000 monthly minutes in local and interstate calls, security packages, caller ID service, technical assistance services and dedicated call center.

(*) Not reviewed by independent auditors.

7.	ANATEL

	7.1	Goals

The quality and universalization goals of the Fixed Switched Telephone Services (STFC) are available for the society follow-up on the National Communications Agency (ANATEL) site, at www.anatel.gov.br.

	7.2	Concession contract

The STFC concession contract was extended on December 22, 2005 for a further 20 years, and may be amended on December 31, 2010, December 31, 2015 and December 31, 2020. This condition enables ANATEL to establish new provisions and goals for purposes of universalization and quality, considering the conditions prevailing on the occasion.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)

June 30, 2008

 (In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

8.	Corporate restructuring processes in 2007 and 2008

	8.1	Capital increase in Telefonica Televisão Participações S.A., formerly Navytree Participações S.A.

On February 29, 2008, the Company contributed capital to Telefonica Televisão with shares held in the capital of A.Telecom. As a result of this operation, A.Telecom has become a wholly-owned subsidiary of Telefonica Televisão.

	8.2	Acquisition of Telefonica Televisão Participações S.A, formerly Navytree Participações S.A.

On October 31, 2007, ANATEL concluded the regulatory analysis of the association between Abril Group and Telesp signed on October 29, 2006, and approved the operation.

Accordingly, the Company acquired 100% of the capital of Telefonica Televisão Participações S.A., a company that owns interests in companies providing subscription TV services. Telefonica Televisão holds the following ownership interests:

		Interest

	ON		PN

Telefônica Sistemas de Televisão S.A.	100.00%		-
Comercial Cabo TV São Paulo S.A.	19.90%		100.00%
Lemontree Participações S.A.	-		100.00%
TVA Sul Paraná S.A.	49.90%		100.00%
GTR-T Participações e Empr. S.A.	-		100.00%

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)

June 30, 2008

 (In millions of reais, unless otherwise stated)

 (A free translation of the original issued in Portuguese)

9.	Alternative fixed telephony plans (*)

The alternative fixed telephony plans optimize the installed capacity of Telesp, promote customers’ loyalty and better serve the different market segments offering more adequate alternatives for access to fixed telephony services. In the second quarter of 2008, the base of alternative plans represented 41% of total lines in operation. The Minute Plans, which offer progressive discounts based on the contractual number of minutes, are available for fixed-fixed, fixed-mobile and intrastate long-distance calls.

Trio Telefônica is the joint offering of pay-TV, broadband and local call services, launched by the Company in August 2007. Offered throughout the Company’s concession area, these combo services represent a differentiated market option due to their flexibility in combining TV packages and broadband speeds. Subscribers may choose from mini-packages divided into channel categories, such as knowledge, children-oriented, entertainment, action, world, movies. In October 2007, the Company launched packages including GloboSat’s content and established a commercial and operational partnership with TVA, strengthening and expanding even more its integrated pay-TV offering.

IT Workstation - launched in 2007, this service is offered to the corporate segment as a customized IT infrastructure solution. For monthly payments, Telesp offers both medium- and large-sized customers a package combining voice, data, internet access, network management and equipment. The integrated Information Technology and communication service offering is one of the company’s strategic pillars in the corporate market segment.

Pay-TV – offered in packages or as a stand-alone product, this service is broadcast via satellite (DTH) and via MMDS (Multichannel Multipoint Distribution Service). Since this product has been launched, the company has grown rapidly, with 346,894 customers in the second quarter of 2008, an increase by 65,210 customers, or 23.2%, over the first quarter of 2008.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)

June 30, 2008

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

9. Alternative fixed telephony plans (*) (Continued)

Broad Band services are offered though ASDL and MMDS technologies under the “Speedy” and “Ajato” brand, respectively. In the second quarter of 2008, the number of customers totaled 2,295,308, up 6% from the first quarter of 2008. When compared to June 2007, the number of accesses grew by 484 thousand, or 26.7%, in line with the growth pace recorded in the past quarters. Investments in broadband services have been a priority and strengthen Telesp’s commitment to its customers to expand the offer and quality of its products and services, always allowing for a better service and rendering the Company more competitive.

(*)Not reviewed by independent auditors

10. Migration from pulses to minutes

At March 31, 2007, the Company started a process of migration of the collection system from pulses to minutes, according to renewal of the Concession Contract, which was concluded at July 31, 2007. In addition to the basic plan, the Company offers the PASOO plan (mandatory alternative plan). The main differences between these plans are:

	Basic Plan	PASOO

Residential subscription	R$ 38.80	R$ 38.80
Residential bundled minutes	200 minutes	400 minutes
Non-residential bundled minutes	150 minutes	360 minutes
Regular hours
Call completion (within bundled minutes)	N/A	4 minutes
Call completion tariff (unbundled minutes)	N/A	R$ 0.14995
Local minute price	R$ 0.09767	R$ 0.03747
Minimum tariff time	30 seconds	N/A
Tariff time	6 seconds	6 seconds
Charged calls	>3 seconds	all
Reduced tariff hours
Call completion (within bundled minutes)	2 minutes	4 minutes
Call completion tariff (unbundled minutes)	R$ 0.19534	R$ 0.14995

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)

 June 30, 2008

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

11.	Tariff adjustments

	11.1	Tariff adjustment on July 17, 2007

Increase in the fixed-to-fixed tariff rates through Rulings No. 66,028 and No. 66,031 – The National Telecommunications Agency (ANATEL) approved the tariff increase percentages for the STFC, as per criteria established in the Local and National Long-Distance Concession Contracts, effective as of July 20, 2007. The tariff increases were the same for Local and LDN, namely 2.21%.

Increase in the fixed-to-mobile tariff rates through Ruling No. 66,029 – The National Telecommunications Agency (ANATEL) approved the increase of 3.29% for calls made between fixed and mobile telephones (VC1, VC2 and VC3) in all of TELESP’s concession area, sectors 31, 32 and 34 of Region III. On this same date, ANATEL approved an increase of 2.25% in the fixed-to-mobile interconnection tariff (VUM), referring to VC1, VC2 and VC3. These increases became effective as of July 20, 2007.

	11.2	Tariff adjustment on July 21, 2008

Increase in the fixed-to-fixed tariff rates - On July 21, 2008, through Rulings No. 4,288 and No. 4,289, the National Telecommunications Agency (ANATEL) approved the tariff increase for the Fixed Switched Telephone Service (STFC), as per criteria established in the Local and National Long- Distance Concession Contracts, effective as of July 24, 2008. The tariff increase was 3.01%.

Increase in the fixed-to-mobile tariff rates - On July 21, 2008, through Ruling No. 4,290, the National Telecommunications Agency (ANATEL) approved the increase of 3.01% for calls made between fixed and mobile telephones (VC1, VC2 and VC3) in all of TELESP’s concession area, sectors 31, 32 and 34 of Region III. On the same date, an increase of 2.06% was approved for the fixed-to-mobile interconnection tariff (VUM), referring to VC1, VC2 and VC3. These increases became effective as of July 24, 2008.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)

 June 30, 2008

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

12.	Additional information

For further details on the Company’s performance, please refer to the “Press Release” available on www.telefonica.com.br.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	August 18, 2008	By:	/s/ Norair Ferreira do Carmo
		Name:	Norair Ferreira do Carmo
		Title:	Investor Relations Director